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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)


                           Exigent International, Inc.
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                            (Name of Subject Company)

                           Exigent International, Inc.
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                       (Names of Persons Filing Statement)

                     Common Stock, par value $0.01 per share
     (including the associated Series B Junior Participating Preferred Stock
                                Purchase Rights)
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                         (Title of Class of Securities)

                                   302056 10 6
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                      (CUSIP Number of Class of Securities)

                                   Sally Ball
              Executive Vice President and Chief Financial Officer
                                1830 Penn Street
                            Melbourne, Florida 32901
                                 (321) 952-7550
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     (Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

                                 With a copy to:

                              Noel H. Nation, Esq.
                                Baker & McKenzie
                              1200 Brickell Avenue
                              Miami, Florida 33131
                                 (305) 789-8900

[  ]     Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.



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         This Amendment No. 2 ("Amendment No. 2") amends and supplements the
Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on April 17, 2001 (and amended on April 30, 2001) by Exigent International, Inc., a Delaware corporation ("Exigent"), relating to the tender offer by Manatee Merger Corp., a Delaware corporation ("Manatee") and a wholly owned subsidiary of Harris Corporation, a Delaware corporation ("Harris"), to purchase all outstanding shares of Exigent's common stock, par value $0.01 per share (including the associated Series B Junior Participating Preferred Stock Purchase Rights) (the "Shares"), at a purchase price of $3.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits 1 and 2 to the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

ITEM 8.           ADDITIONAL INFORMATION

         The information set forth under the caption "Item 8. Additional Information" in the Schedule 14D-9 is amended and supplemented as follows:

         The Offer expired by its terms at 12:00 midnight, New York City time, on Tuesday May 15, 2001. Pursuant to the Offer, based on a report from Mellon Investor Services L.L.C., the depositary for the tender offer, Manatee accepted for payment approximately 5,552,000 shares of Exigent Common Stock or approximately 91.6 % of the outstanding Shares (which number includes Shares subject to guaranteed delivery).

         On May 16, 2001, Harris issued a press release announcing the results of the Offer. The full text of the press release is attached hereto as Exhibit 10 and is incorporated herein by reference.

ITEM 9.           MATERIALS TO BE FILED AS EXHIBITS

         Item 9 is hereby amended and supplemented by the addition of the following Exhibit:

         Exhibit 10.   Press Release issued by Harris Corporation on
                       May 16, 2001.






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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                           EXIGENT INTERNATIONAL, INC.


Dated : May 16, 2001                       By : /s/ Sally Ball
                                                --------------------------------
                                                Sally Ball
                                                Executive Vice President and
                                                Chief Financial Officer







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                                INDEX TO EXHIBITS

Exhibit 10.       Press Release issued by Harris Corporation on May 16, 2001.